UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD April 1, 2000 to June 30,2000 PURSUANT TO RULE 24

In the Matter of

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period April 1, 2000 through June 30, 2000.


                                              2nd QUARTER 2000
                                    SWEPCO RAIL CAR MAINTENANCE FACILITY
                                               RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                         SWEPCO              PSO               CPL               TOTAL
                                         ------              ---               ---               -----
            APRIL                           238                 0               119                 357
            MAY                             590                 0               117                 707
            JUNE                            287               155               110                 552
                                   ---------------------------------------------------------------------------

            TOTAL                         1,115               155               346               1,616
                                   ===========================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                               SWEPCO              PSO               CPL               TOTAL
                                         ------              ---               ---               -----
      DIRECT LABOR -
            APRIL                        $55,806.68         $3,868.68         $9,713.51          $69,388.87
            MAY                           39,640.15            158.97         10,504.91           50,304.03
            JUNE                          30,053.34         10,911.34         10,631.49           51,596.17
                                   ---------------------------------------------------------------------------
            TOTAL                       $125,500.17        $14,938.99        $30,849.91         $171,289.07
                                   ===========================================================================

      DIRECT MATERIAL -
            APRIL                       $167,909.59             $0.00             $0.00         $167,909.59
            MAY                          204,653.86                -          79,103.22          283,757.08
            JUNE                         205,291.22         44,005.59         52,371.23          301,668.04
                                   ---------------------------------------------------------------------------
            TOTAL                       $577,854.67        $44,005.59       $131,474.45         $753,334.71
                                   ===========================================================================

      OTHER DIRECT EXPENSES -
            APRIL                        ($3,753.33)       $11,558.81         $3,936.44          $11,741.92
            MAY                          (66,196.66)         5,344.12            753.51          (60,099.03)
            JUNE                         (30,695.65)       (41,899.07)       (25,586.03)         (98,180.75)
                                   ---------------------------------------------------------------------------
            TOTAL                      ($100,645.64)      ($24,996.14)      ($20,896.08)       ($146,537.86)
                                   ===========================================================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            APRIL                        $83,291.52         $5,778.52        $14,498.09         $103,568.13
            MAY                           65,311.51            265.22         17,305.89           82,882.62
            JUNE                          45,517.32         16,526.89         16,104.93           78,149.14
                                   ---------------------------------------------------------------------------
            TOTAL                       $194,120.35        $22,570.63        $47,908.91         $264,599.89
                                   ===========================================================================

      TOTAL EXPENDITURES
            APRIL                       $303,254.46        $21,206.01        $28,148.04         $352,608.51
            MAY                          243,408.86          5,768.31        107,667.53          356,844.70
            JUNE                         250,166.23         29,544.75         53,521.62          333,232.60
                                   ---------------------------------------------------------------------------
            TOTAL                       $796,829.55        $56,519.07       $189,337.19       $1,042,685.81
                                   ===========================================================================


C. COMPUTATION OF COST RATIO             SWEPCO              PSO               CPL               TOTAL
                                         ------              ---               ---               -----
      APRIL 2000

            DIRECT LABOR                 $55,806.68         $3,868.68         $9,713.51          $69,388.87
            COST RATIO                     80.43%            05.58%            14.00%             100.00%

      FEBRUARY 2000

            DIRECT LABOR                 $39,640.15           $158.97        $10,504.91          $50,304.03
            COST RATIO                     78.80%            00.32%            20.88%             100.00%
     MARCH 2000

            DIRECT LABOR                 $30,053.34        $10,911.34        $10,631.49          $51,596.17
            COST RATIO                     58.25%            21.15%            20.61%             100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 4th day of August, 2000.

                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By   _/s/ Armamdo Pena__________________________
                                        Armando Pena

                                INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    Number                          Exhibit                           Method


      1            April 2000 statement furnished by SWEPCO to       Electronic
                     PSO and CPL detailing PSO and CPLs rail
                     car charges

      2            May 2000 statement furnished by SWEPCO to         Electronic
                     PSO and CPL detailing PSO and CPLs rail
                     car charges

      3            June 2000 statement furnished by SWEPCO to        Electronic
                     PSO and CPL detailing PSO and CPLs rail
                     car charges